UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Magna International Inc.

Ontario, Canada	001-11444	98-0037983
(State or other jurisdiction of	(commission file number)	(IRS Employer Identification No.)
incorporation or organization)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

(Address of principal executive offices)

Bassem A. Shakeel (905) 726-2462

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01                                           Conflict Minerals Disclosure and Report

A copy of Magna International Inc.’s Conflict Minerals Report which covers the reporting period from January 1, 2016 to December 31, 2016 is provided as Exhibit 1.01 to this Form SD and is also publicly available on Magna’s corporate website at: http://www.magna.com/investors/financial-reports-public-filings/?rpt=tax under the heading “Form SD and Exhibit 1.01 (Conflict Minerals Report dated May 31, 2017). The website and information accessible through it are not incorporated into this document.

ITEM 1.02                                  Exhibit

See item 2.01 of this Form SD.

SECTION 2 - EXHIBITS

Item 2.01                                           Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2017

Magna International Inc.
(Registrant)

/s/ Michael Sinneave
By:	Michael G.R. Sinnaeve
Vice-President, Operational
Improvement & Quality

/s/ Bassem Shakeel
By:	Bassem A. Shakeel
Vice-President and
Corporate Secretary